March 18, 2019

Todd Nelson
President and Chief Executive Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, IL 60173

       Re: Career Education Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 000-23245

Dear Mr. Nelson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
2019 Outlook, page 48

1. We note your presentation of non-GAAP diluted adjustments to calculate the non-GAAP measure, Adjusted Earnings per Diluted Share, on a prospective (2019) and historical
      (2018) basis. However, adding back adjustments net of tax is inconsistent with Question
      102.11 in the updated Compliance and Disclosure Interpretations (April 4,
2018). Please
      revise your presentation accordingly. Further comply with this comment in your non-
      GAAP presentations in Item 2.02 of your Form 8-K.
Year Ended December 31, 2018 as Compared to the Year Ended December 31, 2017 General and Administrative Expense, page 50

2. We note you reference to "significant legal settlements" in your MD&A discussion and its impact on your adjusted operating income and quarterly financial results in Note 19. In
 Todd Nelson
Career Education Corporation
March 18, 2019
Page 2
         future filings, please provide a more transparent discussion, in quantified detail, of the impact of significant legal settlements and related circumstances on your results of operations and liquidity for all periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 with any questions.



FirstName LastNameTodd Nelson                                   Sincerely,
Comapany NameCareer Education Corporation
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Corporation Finance
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